EXHIBIT 99.1

Cellectis Provides Business Update and Reports 4th Quarter and Full Year 2020 Financial Results

  Enrollment ongoing in 3 Cellectis-sponsored Phase 1 dose-escalation trials BALLI-01 in r/r B-ALL patients, AMELI-01 in r/r AML patients and MELANI-01 in r/r MM patients in 7 leading US clinical centers
  Preliminary results from our Phase 1 BALLI-01 clinical study of UCART22 in adults with r/r B-ALL presented in oral session at 2020 ASH Annual Meeting
  Partner Allogene Therapeutics presented initial results from Phase 1 ALPHA clinical study of licensed ALLO-501 in r/r NHL at 2020 ASCO Annual Meeting and from Phase 1 UNIVERSAL clinical study of licensed ALLO-715 in r/r MM at 2020 ASH Annual Meeting

  New collaboration with Cytovia Therapeutics, Inc. to develop 5 TALEN® gene-edited iPSC-derived NK and CAR NK cell programs, including solid tumor targets

  Completed construction of in-house manufacturing site in Paris, France; with manufacturing of raw and starting material commencing in Q4 2020; completing construction of manufacturing facility in Raleigh, North Carolina, which remains on track to begin GMP manufacturing in 2021

  Cash position1 of $274 million as of December 31, 2020. Cash runway into late 2022

NEW YORK, March 04, 2021 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), today announced its results for the fourth quarter of 2020, and full year ending December 31, 2020.

Cellectis will hold a conference call for investors on Friday, March 5, 2021 at 8:00 AM EST / 2:00 PM CET. The call will include the Company’s fourth quarter results, year-end results, and an update on business activities.

The live dial-in information for the conference call is:
US & Canada only: +1 877-407-3104

International: +1 201-493-6792

In addition, a replay of the call will be available until March 19th, by calling +1 877-660-6853 (Toll Free US & Canada); +1 201-612-7415 (Toll Free International).

Conference ID: 13716471

“2020 was a challenging but very fruitful year for Cellectis,” said Dr. André Choulika, Chief Executive Officer of Cellectis. “We moved forward with our three Cellectis-sponsored clinical studies, and shared preliminary results for our BALLI-01 study at ASH. AMELI-01 for the treatment of relapsed or refractory acute myeloid lymphomia (r/r AML) and BALLI-01 for the treatment of relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) are enrolling patients at dose level 2 with FCA (fludarabine, cyclophosphamide and alemtuzumab) lymphodepletion regimen. Our MELANI-01 clinical study for patients with relapsed or refractory multiple myeloma (r/r MM) has restarted patient enrollment. We are planning to share selected updated interim data in 2021.”

“In connection with the completion of our manufacturing facilities in Raleigh, NC and Paris, FR, and the ongoing expansion of our clinical trials and product candidate pipeline, we expanded the level of expertise within our general management, clinical, and global manufacturing teams, hiring renowned biopharma industry experts. We are well positioned on all fronts moving into 2021 and beyond, and are determined to start this year exactly how we finished out the last; determined and committed to serve patients with unmet medical needs,” Dr. Choulika continued.

“As we anticipate our manufacturing facilities becoming fully functional in 2021, we are on track to achieve manufacturing autonomy from buffers to starting materials to the production of UCART products for clinical and commercial supply, a significant milestone towards becoming a fully bio-pharmaceutical company. We are excited for our manufacturing facilities to give Cellectis the potential to support our ongoing and future clinical studies, allowing strong clinical execution in the coming years.”

Fourth Quarter 2020 and Recent Highlights

Proprietary Allogeneic CAR T-Cell Development Programs

Cellectis announced on November 4, 2020 the release of two abstracts at the American Society of Hematology (ASH) 2020 Annual Meeting, one oral presentation of preliminary data from its BALLI-01 clinical trial and one Trials in Progress poster presentation of its AMELI-01 clinical trial.

Cellectis’ first clinical data reported at ASH 2020 Oral presentation; BALLI-01 investigating UCART22 product candidate in r/r B-ALL

Preliminary results from Cellectis’ dose escalation Phase 1 BALLI-01 study of UCART22 product candidate in relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL) were presented at the American Society of Hematology (ASH) Annual Meeting. This is the first publicly released data from Cellectis’ BALLI-01 clinical trial.

As of the November 2, 2020 data cutoff, 7 patients were enrolled, and 5 patients received UCART22 after fludarabine/cyclophosphamide preconditioning. One patient failed screening and one patient was discontinued prior to the administration of UCART22 due to an adverse event related to the lymphodepletion regimen.

No patient experienced a DLT, ICANS, GvHD, or an adverse event of special interest (AESI). No UCART22-related Grade 3 or higher adverse events (AE) or serious adverse events (SAEs) were reported. Two patients experienced a Grade 1 cytokine release syndrome, or CRS, and one patient experienced Grade 2 CRS. Three patients experienced four treatment-emergent SAEs not related to UCART22 treatment. No patient discontinued treatment due to a UCART22-related treatment-emergent adverse event. Two patients in Dose Level 1 achieved an objective response of complete remission with incomplete hematologic recovery (CRi) at Day 28, one of which attained a complete remission (CR) at Day 42 and received an allogeneic bone marrow transplant after subsequent therapy with inotuzumab. One patient in Dose Level 2 with refractory disease did achieve a noteworthy reduction in bone marrow blasts (60% at screening, 16% at Day-1, 65% at Day 14, down to 13% at Day 28) after treatment with UCART22, but then progressed. Host lymphocyte reconstitution was observed in all patients within the DLT period (range Day 9-Day 28). Correlative analysis of UCART cell expansion and persistence is ongoing. UCART22 demonstrated preliminary signs of activity at low dose levels with fludarabine/cyclophosphamide (FC) lymphodepletion regimen, without unexpected nor significant treatment-related toxicities. Host immune recovery was observed early, supporting activation of the addition of alemtuzumab to the FC lymphodepletion regimen which is expected to result in a deeper and more sustained cell depletion.

ASH 2020 Poster Presentation: AMELI-01 investigating UCART123 product candidate in R/R AML

AMELI-01 is a Phase 1, multi-center clinical study of Cellectis’ UCART123 product candidate designed to evaluate the safety, tolerability and preliminary anti-leukemia activity of UCART123 cells in patients with relapsed/refractory acute myeloid leukemia (R/R AML).

Additional objectives include the determination of the maximum tolerated dose or suitable lower dose for expansion; characterization of the expansion, trafficking and persistence of UCART123 cells; assessment of cytokine, chemokine and C-reactive protein expression after UCART123 cell infusion; and assessment of immune cell depletion, reconstitution and immune response.

MELANI-01 clinical trial in r/r MM patients – clinical hold lifted

The MELANI-01 clinical study is a Phase 1, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with r/r MM. On November 17, 2020, Cellectis announced that the FDA lifted the clinical hold on the Phase 1 MELANI-01 trial evaluating the UCARTCS1 product candidate in patients with r/r MM.

Cellectis worked closely with the FDA during this period to address the agency’s requests. Cellectis continues to work with the clinical site staff and investigators to efficiently obtain the required local approvals to reopen the trial and resume patient enrollment.

Partnered Allogeneic CAR T-Cell Development Programs

UCART19, ALLO-501 and ALLO-501A (targeting CD19) are being jointly developed under a collaboration agreement between Servier and Allogene based on an exclusive license granted by Cellectis to Servier. UCART19, ALLO-501 and ALLO-501A use Cellectis technologies. Servier grants to Allogene exclusive rights to UCART19, ALLO-501 and ALLO-501A in the U.S. while Servier retains exclusive rights for all other countries.

BCMA and CD70 are CAR targets exclusively licensed by Cellectis. ALLO-715 (targeting BCMA) and ALLO-316 (targeting CD70) utilize TALEN® gene-editing technology pioneered and owned by Cellectis. Allogene has an exclusive license to the Cellectis technology for allogeneic products directed at the BCMA and CD70 targets. Allogene holds global development and commercial rights for these investigational candidates.

ALLO-715 in relapsed/refractory Multiple Myeloma

In December 2020, Allogene Therapeutics announced positive initial results from its Phase 1 UNIVERSAL clinical study of ALLO-715 in relapsed/refractory multiple myeloma (r/r MM). Data were presented at an oral session of the American Society of Hematology (ASH) annual meeting. This study utilizes ALLO-647, Allogene's anti-CD52 monoclonal antibody (mAb), as a part of its differentiated lymphodepletion regimen.

As of the October 30, 2020 data cutoff, 35 patients were enrolled with 31 patients evaluable for safety and 26 patients evaluable for efficacy. ALLO-715 in combination with the lymphodepletion regimens, each including ALLO-647, were well tolerated with no graft-vs-host disease (GvHD) or immune effector cell-associated neurotoxicity syndrome (ICANS) observed. Grade 1 and Grade 2 cytokine release syndrome, or CRS, was reported in 14 patients (45%) and was manageable with standard therapies. Infection events of Grade 3 of higher in the trial reported in 5 patients (16%) was similar to what has been reported in other advanced multiple myeloma studies. Adverse events of Grade 3 or higher, reported as serious adverse events, occurred in 19% of patients. A single Grade 5 event related to progressive myeloma and the cyclophosphamide and ALLO-647 conditioning regimen was reported. At dose level 3 of ALLO-715 (320M cells) within the FCA lymphodepletion regimen, 6 of 10 (60%) patients achieved an overall response rate (ORR) and 4 of 10 (40%) patients achieved a very good partial response (VGPR) or better (VGPR+). A minimal residual disease (MRD) assessment was completed in five of the six patients achieving VGPR+ across all cohorts and all lymphodepletion regimens, and all achieved an MRD negative status. With a median follow-up for efficacy of 3.2 months, 6 of 9 (67%) responding patients treated at dose level 3 (320M cells) or dose level 4 (480M cells) of ALLO-715 remain in response as of the October 2020 data cutoff.

In December 2020, Allogene announced that the FDA had approved the IND for ALLO-715 in combination with nirogacestat, a SpringWorks Therapeutics’ investigational gamma secretase inhibitor, in patients with r/r MM.

ALLO-501 and ALLO-501A in relapsed/refractory non-Hodgkin Lymphoma

In February 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-501A, in relapsed or refractory non-Hodgkin lymphoma (NHL), the ALPHA2 study. ALLO-501A was created to eliminate the rituximab recognition domains in ALLO-501, allowing for use in a broader patient population, including those NHL patients with recent rituximab exposure.

In May 2020, Allogene, in collaboration with Servier, reported results from the ALPHA study, a Phase 1 clinical study for ALLO-501 in relapsed or refractory Non-Hodgkin Lymphoma (NHL), at the American Society of Clinical Oncology (ASCO) annual meeting. This study utilizes ALLO-647, Allogene's anti-CD52 monoclonal antibody (mAb), as a part of its differentiated lymphodepletion regimen.

As of the May 2020 data cutoff, 22 patients were evaluable for safety and 19 patients were evaluable for efficacy with at least one month tumor assessment. ALLO-501 in combination with the lymphodepletion regimen of fludarabine, cyclophosphamide and ALLO-647 was well tolerated, with no dose-limiting toxicities, graft-vs-host disease (GvHD) or immune effector cell-associated neurotoxicity syndrome (ICANS) observed. Cytokine release syndrome, or CRS, occurred in seven (32%) of the patients, was mainly mild to moderate in severity, manageable with standard recommendations, and all events resolved within a maximum of seven days. Four patients (18%) experienced serious adverse events (“SAEs”): one patient had Grade 2 pyrexia and Grade 2 cytomegalovirus (“CMV”) reactivation which resolved in two days and six days, respectively; one patient had Grade 3 rotavirus infection and Grade 3 hypokalemia which resolved in 15 days and two days, respectively; one patient had Grade 3 febrile neutropenia and Grade 3 hypotension which each resolved in two days; and one patient had a Grade 3 upper GI hemorrhage which resolved in one day and Grade 3 CMV reactivation which resolved in 25 days. Across all dose levels, seven complete responses (CR) and five partial responses (PR) were observed for an overall response rate (ORR) of 63% and CR rate of 37%. With a median follow-up of 3.8 months, nine of twelve (75%) responder patients remain in response as of the May 2020 data cutoff. Higher dose ALLO-647 were associated with higher CR rates, deeper lymphodepletion and delayed host T cell recovery. Within the overall efficacy analysis, higher response rates were observed in CAR-T naïve patients, with an ORR of 75% and CR rate of 44%. Allogene has reported that it is continuing the ALPHA Study to further explore and optimize the lymphodepletion regimen and treatment.

UCART19 in pediatric and adult relapsed/refractory B-ALL
In December 2020, Servier published, in the Lancet journal, pooled results of the UCART19 clinical studies: one in adult Acute Lymphoblastic Leukemia (ALL), referred to as the CALM study, and one in pediatric ALL, referred to as the PALL study. Between June 2016 and October 2018, seven children and 14 adults were enrolled in the two studies and received UCART19. Cytokine release syndrome, or CRS, was the most common adverse event and was observed in 19 patients (91%); three (14%) of whom had grade 3 or 4 CRS. Other adverse events were grade 1 or 2 neurotoxicity in eight patients (38%), grade 1 acute skin graft-versus-host disease, or GvHD, in two patients (10%), and grade 4 prolonged cytopenia in six patients (32%). Two treatment-related deaths occurred; one caused by neutropenic sepsis in a patient with concurrent CRS and one from pulmonary hemorrhage in a patient with persistent cytopenia. 14 (67%) of 21 patients had a complete response (CR) or complete response with incomplete (Cri) hematological recovery 28 days after infusion. Patients not receiving alemtuzumab (n=4) showed no UCART19 expansion or antileukemic activity. The median duration of response was 4.1 months with ten (71%) of 14 responders proceeding to a subsequent allogeneic stem-cell transplant. Progression-free survival at 6 months was 27%, and overall survival was 55%. According to the article, these two studies show, for the first time, the feasibility of using allogeneic, genome-edited CAR T cells to treat patients with aggressive leukemia. UCART19 exhibited in-vivo expansion and antileukemic activity with a manageable safety profile in heavily pretreated pediatric and adult patients with relapsed or refractory B-cell acute lymphoblastic leukemia.

The PALL study and the CALM study are now completed with no additional patients planned for enrollment. All patients will continue the long-term follow-up study as planned. Servier and its development partner Allogene are reviewing the development strategy.

ALLO-316 in advanced or metastatic clear cell renal cell carcinoma

In December 2020, Allogene announced that the FDA had approved the IND for a Phase 1 clinical study for ALLO-316, in advanced or metastatic clear cell renal cell carcinoma.

New Partnerships

Cytovia Theraputics

In February 2021, Cellectis announced a strategic research and development collaboration with Cytovia Therapeutics to develop TALEN® gene-edited iPSC-derived Natural Killer (NK) and Chimeric Antigen Receptor (CAR)-NK cells.

As per the Cytovia Agreement, Cellectis is eligible to receive an equity stake of $15 million in Cytovia stock or an upfront cash payment of $15 million if certain conditions are not met by December 31, 2021. Cellectis also received an option to participate in certain future financing rounds by Cytovia. In addition to this financial consideration, the Cytovia Agreement provides for aggregate additional payment of up to $760 million of development, regulatory and sales milestones from Cytovia to Cellectis. Cellectis will also receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia.

Cellectis will develop custom TALEN®, which Cytovia will use to edit iPSCs to derive in NK and CAR-NK cells for therapeutic use in several cancer indications. Cytovia will be responsible for the differentiation and expansion of the gene-edited iPSC master cell bank into NK cells and will conduct the pre-clinical evaluation, clinical development, and commercialization of the mutually-agreed-upon selected therapeutic candidates. Cellectis is granting Cytovia a worldwide license to its TALEN® gene-editing technology, enabling Cytovia to modify NK cells addressing multiple gene targets for therapeutic use in several cancer indications.

Iovance Biotherapeutics

On December 30, 2019, Cellectis and Iovance Biotherapeutics entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology, addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

2020 Corporate Updates

New Appointments

Board Appointment:

In November 2020, Jean-Pierre Garnier, M.D. was appointed non-executive Chairman of the board of directors to work hand in hand with André Choulika, Chief Executive Officer. Dr. Garnier currently serves as Chairman of the board of directors of Carmat, as a director of Radius Therapeutics, and as lead director of Carrier Global Corp.

Most recently, Dr. Garnier was Chairman of Idorsia, a public bio-technology company based in. Switzerland and listed on the Swiss Stock Exchange (SIX), which was spun off of Actelion LTD with a billion-dollar investment from Johnson & Johnson (J&J). Previous to his tenure at Idorsia, he was Chairman of Actelion Ltd., a Swiss pharmaceuticals and bio-technology company. In 2017, Actelion LTD was sold for $30 billion to J&J. Dr. Garnier holds an MS in pharmaceutical science and a Ph.D. in pharmacology from the Louis Pasteur University of Strasbourg, France. He subsequently earned his MBA at Stanford University, California, as a Fulbright Scholar.

Human Resources:

Kyung Nam-Wortman joined Cellectis in November 2020 as Cellectis’ Chief Human Resources Officer. Ms. Nam-Wortman, who is based in Cellectis’ New York office joined the Company’s executive committee. In her new role at Cellectis, Ms. Nam-Wortman works closely with Cellectis CEO Dr. André Choulika and the executive management team to ensure that the Company advances its roadmap through the recruitment and retention of top talent, working to enhance Cellectis’ dynamic and inclusive culture, while optimizing the Company’s human resources function.

Ms. Nam-Wortman joined Cellectis from Achillion (recently acquired by Alexion in January 2020) where she served as Senior Vice President, Head of Human Resources, Head of Information Technology, Facilities and Internal Communications. At Achillion, she was responsible for leading the strategic and operational components of the aforementioned functions. In addition to her experience in biotech/biopharma, Ms. Nam-Wortman has 14 years of experience in the consulting industry focused on strategic and organization change management from Delta Consulting Group and IBM.

Clinical Development Appointments:

In April 2020, Carrie Brownstein, M.D., was appointed to the role of Chief Medical Officer. In this role, Dr. Brownstein leads clinical research and development, and is responsible for the development and execution of the integrated development strategy of Cellectis’ proprietary programs. Dr. Brownstein is based in the Cellectis New York office, and joined the Company’s executive committee.

Mark Frattini, M.D., Ph.D., joined Cellectis from Celgene/BMS in August 2020 as Senior Vice President of Clinical Sciences. In his new role, Dr. Frattini is responsible for Cellectis’ clinical leadership, including clinical strategy and execution of the Company’s current product candidates. Dr. Frattini also serves as a core member of the senior clinical team, under the leadership of Cellectis’ Chief Medical Officer, Dr. Brownstein, and manages a team of physicians and clinical scientists.

Manufacturing/Technical Operations:

Steve Doares, Ph.D., joined Cellectis from Biogen in July 2020 as Senior Vice President, US Manufacturing and Site Head of the Raleigh, North Carolina manufacturing facility. Dr. Doares is responsible for the deployment of Cellectis’ proprietary state-of-the-art gene-editing cell manufacturing facility in Raleigh, which is being constructed to produce Cellectis’ current immune-oncology UCART product candidates for clinical and commercial supplies.

In May 2020, Leopold Bertea, Ph.D., was appointed to the role of Senior Vice President of Europe Technical Operations. He is responsible for ensuring execution across Technical Operations functions, including process development, analytical development, external supply, and the GMP Paris manufacturing facility that supports the development and production of Cellectis’ proprietary product candidates.

Dr. Bertea and Dr. Doares are jointly leading Cellectis’ technical operations, and succeed Bill
Monteith, who left the Company on August 6, 2020 to pursue other opportunities. Both joined the executive committee of the Company.

GMP Manufacturing

Construction of Cellectis’ in-house manufacturing facility in Paris is now complete. The 14,000 square foot manufacturing facility is designed to produce Cellectis’ critical raw and starting material supplies for UCART clinical studies and commercial products. GMP production has started on the Paris site in Q4 2020.

Cellectis’ in-house manufacturing facility in Raleigh remains on track for its anticipated go-live date for the production of UCART product candidates in 2021. The 82,000 square foot commercial-scale manufacturing facility is designed to provide GMP manufacturing for clinical supplies and commercial manufacturing upon regulatory approval.

Intellectual Property:

In March 2020, Cellectis announced that the US Patent and Trademark Office (USPTO) had granted to the Company a new patent covering methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. This patent US10,584,352 claims “a method of preparing and administering T-cells for immunotherapy comprising the steps of: (a) providing primary human T-cells from a donor, (b) genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), comprising expressing in the cells (i) a Cas9 endonuclease fused to a nuclear localization signal (NLS), and (ii) a guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, (c) expanding the genetically modified T-cells, and (d) administering at least 10,000 of the expanded genetically modified T-cells to a patient.”

In January 2020, Cellectis was also granted European Patent EP3116902, which claims “a method for preparing an engineered T-cell comprising the steps of (a), inhibiting the expression of beta 2-microglobulin (2M) and/of class II major histocompatibility complex transactivator (CIITA) in a T-cell that has been provided; and (b) inactivating at least one gene encoding a component of the T-cell receptor (TCR) in said T-cell; and (c) introducing into said T-cell an exogenous nucleic acid molecule comprising a nucleotide sequence coding for a Chimeric Antigen Receptor (CAR) directed against at least one antigen expressed at the surface of a malignant or infected cell.”

Scientific Publications

In January 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) could potentially poses during treatment.

In June 2020, Cellectis published a new research paper in Frontiers in Bioengineering and Biotechnology. This article describes an innovative and easy-to-implement procedure which will streamline the manufacturing of allogeneic ‘off-the-shelf’ CAR T-cell therapies.

The methodology described in this article defines a novel non-mechanical purification strategy to generate TCRαβ negative (allogeneic) cells for CAR T-cell therapies. With an early and transient expression of an anti-CD3 CAR in the engineered donor T-cells, Cellectis programed these cells to self-eliminate the remaining TCR+ cell population and obtained an ultrapure TCRαβ(-) population (up to 99.9%) at the end of the CAR-T production.

Financial Results

The condensed consolidated financial statements of Cellectis, which consolidate the results of Calyxt, Inc. of which Cellectis is a 64.7% (as of December 31, 2020) stockholder, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q4 2020 and Full Year 2020 financial results press release.

Fourth Quarter and Full Year 2020 Financial Results

Cash: As of December 31, 2020, Cellectis, including Calyxt, had $274 million in consolidated cash, cash equivalents, current financial assets, and restricted cash of which $244 million are attributable to Cellectis on a stand-alone basis. This compares to $364 million in consolidated cash, cash equivalents, current financial assets and restricted cash as of December 31, 2019 of which $304 million was attributable to Cellectis on a stand-alone basis. This net decrease of $90 million primarily reflects (i) $28 million of proceeds received from Servier in connection with the March 2020 amendment to the License, Development and Commercialization Agreement and (ii) a $21 million of principal amount of a loan from a bank syndicate in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“), (iii) $8 million of net proceeds received from Calyxt’s follow-on offering on October 20, 2020, excluding 1,250,000 shares of Calyxt common stock that Cellectis purchased for a purchase price of $5.0 million and $1.0 million of placement agent fees and other offering expenses and (iv) $9 million of favorable FOREX impact which was offset by (v) $112 million of net cash flows used in operating, investing and lease financing activities of Cellectis, and (vi) $44 million of net cash flows used in operating and capital expenditures activities of Calyxt. We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash positions of Cellectis and Calyxt as of December 31, 2020 will be sufficient to fund the two companies’ operations into late 2022.

Revenues and Other Income: Consolidated revenues and other income were $16 million for the three months ended December 31, 2020 compared to $6 million for the three months ended December 31, 2019. Consolidated revenues and other income were $83 million for the year ended December 31, 2020 compared to $23 million for the year ended December 31, 2019. 72% of consolidated revenues and other income was attributable to Cellectis in the Full Year of 2020. This increase between the year ended December 31, 2020 and 2019 was mainly attributable to the $28 million upfront payment received from Servier in March 2020 and the recognition of $19 million of other previously received upfront and milestone payments on the five released targets based on the March 2020 amendment of the License, Development and Commercialization Agreement signed with Servier. The remaining increase was explained primarily by higher high oleic soybean meal revenues at Calyxt.

Cost of Revenues: Consolidated cost of revenues were $19 million for the three months ended December 31, 2020 compared to $6 million for the three months ended December 31, 2019. Consolidated cost of revenues was $36 million for the year ended December 31, 2020 compared to $11 million for the year ended December 31, 2019. This increase was primarily explained by the cost of products sold during the period by Calyxt.

R&D Expenses: Consolidated R&D expenses were $23 million for the three months ended December 31, 2020 compared to $30 million for the three months ended December 31, 2019. Consolidated R&D expenses were $87 million for the year ended December 31, 2020 compared to $92 million for the year ended December 31, 2019. 89% of consolidated R&D expenses was attributable to Cellectis in the Full Year of 2020. The $5 million decrease between the Full Year of 2020 and 2019 was primarily attributable to (i) lower social charges on stock option grants and non-cash stock-based compensation expenses of respectively $1 million and $4 million and (ii) lower purchases, external expenses, and other expenses of $8 million, partially offset by(iv) higher employee expenses of $9 million.

SG&A Expenses: Consolidated SG&A expenses were $12 million for the three months ended December 31, 2020 compared to $9 million for the three months ended December 31, 2019. Consolidated SG&A expenses were $44 million for the year ended December 31, 2020 compared to $43 million for the year ended December 31, 2019. 51% of consolidated SG&A expenses was attributable to Cellectis in the Full Year of 2020. The $1 million increase was attributable to (i) higher employee expenses of $3 million and (ii) higher purchases, external expenses, and other expenses of $4 million which was partially offset by (iii) lower non-cash stock-based compensation expenses of $6 million.

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $41 million (or $0.95 per share) for the three months ended December 31, 2020, of which $34 million was attributed to Cellectis, compared to $37 million (or $0.88 per share) for the three months ended December 31, 2019, of which $29 million was attributed to Cellectis. The consolidated net loss attributable to Shareholders of Cellectis was $81 million (or $1.91 per share) for the year ended December 31, 2020, of which $54 million loss was attributed to Cellectis, compared to a loss of $102 million (or $2.41 per share) for the year ended December 31, 2019, of which $75 million was attributable to Cellectis. This $18 million decrease in net loss between Full Year 2020 and 2019 was primarily driven by a significant increase in revenues of $59 million which was partially offset by an increase in operating expenses of $21 million and a decrease in net financial gains of $20 million.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis:
The consolidated adjusted net loss attributable to shareholders of Cellectis was $38 million (or $0.88 per share) for the three months ended December 31, 2020, of which $31 million is attributed to Cellectis, compared to a net loss of $31 million (or $0.73 per share) for the three months ended December 31, 2019, of which $25 million was attributed to Cellectis. The consolidated adjusted net loss attributable to Shareholders of Cellectis was $67 million (or $1.57 per share) for the year ended December 31, 2020, of which $44 million loss was attributable to Cellectis, compared to a loss of $79 million (or $1.86 loss per share) for the year ended December 31, 2019, of which $60 million was attributable to Cellectis. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for the Full Year of 2021 in the following areas:

  Supporting the development of our deep pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCARTCS1 and new product candidates, and
  Operating our state-of-the-art manufacturing capabilities in Paris, France, and Raleigh, NC; and
  Continuing strengthening our manufacturing and clinical departments, including hiring talented personnel.

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED FINANCIAL POSITION
($ in thousands, except per share data)

	As of

		December 31, 2019	December 31, 2020

ASSETS
Non-current assets
Intangible assets	1,108	1,584
Property, plant, and equipment	23,712	71,673
Right-of-use assets	45,612	73,845
Other non-current financial assets	5,517	7,007
Total non-current assets	75,949	154,109

Current assets
Inventories	2,897	1,606
Trade receivables	2,959	5,171
Subsidies receivables	9,140	10,703
Other current assets	15,617	29,643
Cash and cash equivalent and Current financial assets	360,907	268,239
Total current assets	391,520	315,362
TOTAL ASSETS	467,469	469,471

LIABILITIES
Shareholders’ equity
Share capital	2,767	2,785
Premiums related to the share capital	843,478	863,912
Currency translation adjustment	(22,641)	(4,089)
Retained earnings	(406,390)	(505,961)
Net income (loss)	(102,091)	(81,074)
Total shareholders’ equity - Group Share	315,123	275,573
Non-controlling interests	40,347	33,273
Total shareholders’ equity	355,470	308,846

Non-current liabilities
Non-current financial liabilities	-	28,836
Non-current lease debts	46,540	75,764
Non-current provisions	2,855	4,010
Total non-current liabilities	49,395	108,610

Current liabilities
Current lease debts	1,067	6,696
Trade payables	29,264	24,609
Deferred revenues and deferred income	20,033	452
Current provisions	3,743	1,131
Other current liabilities	8,497	19,127
Total current liabilities	62,604	52,015
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	467,469	469,471

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Fourth quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2019	2020

Revenues and other income
Revenues	4,423	13,649
Other income	1,913	1,983
Total revenues and other income	6,336	15,632
Operating expenses
Cost of revenue	(5,652)	(18,644)
Research and development expenses	(30,325)	(23,395)
Selling, general and administrative expenses	(8,773)	(12,490)
Other operating income (expenses)	(81)	(267)
Total operating expenses	(44,831)	(54,796)

Operating income (loss)	(38,495)	(39,164)

Financial gain (loss)	(2,663)	(7,567)

Net income (loss)	(41,158)	(46,730)
Attributable to shareholders of Cellectis	(37,210)	(40,607)
Attributable to non-controlling interests	(3,948)	(6,123)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.88)	(0.95)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.88)	(0.95)

CELLECTIS S.A.
STATEMENT OF CONSOLIDATED OPERATIONS – Full Year
($ in thousands, except per share data)

	For the year ended December 31,
	2019	2020

Revenues and other income
Revenues	15,190	73,949
Other income	7,800	8,507
Total revenues and other income	22,990	82,456
Operating expenses
Cost of revenue	(11,392)	(36,275)
Research and development expenses	(92,042)	(86,950)
Selling, general and administrative expenses	(43,017)	(44,201)
Other operating income (expenses)	(91)	(467)
Total operating expenses	(146,542)	(167,893)

Operating income (loss)	(123,552)	(85,437)

Financial gain (loss)	8,340	(12,046)

Net income (loss)	(115,212)	(97,483)
Attributable to shareholders of Cellectis	(102,091)	(81,074)
Attributable to non-controlling interests	(13,121)	(16,409)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.41)	(1.91)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(2.41)	(1.91)

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Fourth Quarter
(unaudited) - ($ in thousands)

	For the three-month periods ended December 31, 2019			For the three-month periods ended December 31, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	3,732	691	4,423	13,424	225	13,649
External other income	-	1,913	1,913	-	1,983	1,983
External revenues and other income	3,732	2,604	6,336	13,424	2,208	15,632
Cost of revenue	(5,363)	(289)	(5,652)	(18,258)	(386)	(18,644)
Research and development expenses	(3,533)	(26,792)	(30,325)	(2,508)	(20,887)	(23,395)
Selling, general and administrative expenses	(6,830)	(1,943)	(8,773)	(5,449)	(7,041)	(12,490)
Other operating income and expenses	8	(89)	(81)	(17)	(250)	(267)
Total operating expenses	(15,718)	(29,113)	(44,831)	(26,232)	(28,564)	(54,796)
Operating income (loss) before tax	(11,986)	(26,509)	(38,495)	(12,808)	(26,356)	(39,164)
Financial gain (loss)	(148)	(2,515)	(2,663)	(270)	(7,297)	(7,567)
Net income (loss)	(12,134)	(29,024)	(41,158)	(13,078)	(33,652)	(46,730)
Non controlling interests	3,948	-	3,948	6,123	-	6,123
Net income (loss) attributable to shareholders of Cellectis	(8,186)	(29,024)	(37,210)	(6,955)	(33,652)	(40,607)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	659	3,297	3,956	247	1,785	2,032
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,495	739	2,234	580	529	1,109
Adjustment of share-based compensation attributable to shareholders of Cellectis	2,154	4,036	6,190	827	2,314	3,141
Adjusted net income (loss) attributable to shareholders of Cellectis	(6,032)	(24,988)	(31,020)	(6,128)	(31,338)	(37,466)
Depreciation and amortization	(604)	(1,341)	(1,945)	(653)	(2,593)	(3,246)
Additions to tangible and intangible assets	(33)	6,043	6,010	887	7,477	8,364

CELLECTIS S.A.
DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – Full Year
- ($ in thousands)

	For the year ended December 31, 2019			For the year ended December 31, 2020
($ in thousands)	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	7,294	7,896	15,190	22,892	51,057	73,949
External other income	-	7,800	7,800	-	8,507	8,507
External revenues and other income	7,294	15,696	22,990	22,892	59,564	82,456
Cost of revenue	(9,275)	(2,117)	(11,392)	(34,324)	(1,951)	(36,275)
Research and development expenses	(12,390)	(79,652)	(92,042)	(9,903)	(77,048)	(86,951)
Selling, general and administrative expenses	(26,090)	(16,927)	(43,017)	(21,688)	(22,513)	(44,201)
Other operating income and expenses	25	(116)	(91)	(103)	(363)	(466)
Total operating expenses	(47,730)	(98,812)	(146,542)	(66,018)	(101,875)	(167,893)
Operating income (loss) before tax	(40,436)	(83,116)	(123,552)	(43,126)	(42,311)	(85,437)
Financial gain (loss)	294	8,045	8,340	(776)	(11,270)	(12,046)
Net income (loss)	(40,142)	(75,071)	(115,212)	(43,902)	(53,581)	(97,483)
Non controlling interests	13,121	-	13,121	16,409	-	16,409
Net income (loss) attributable to shareholders of Cellectis	(27,021)	(75,071)	(102,091)	(27,493)	(53,581)	(81,074)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	1,619	10,010	11,629	801	6,790	7,591
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	6,673	4,940	11,613	3,536	3,238	6,774
Adjustment of share-based compensation attributable to shareholders of Cellectis	8,292	14,950	23,242	4,337	10,028	14,365
Adjusted net income (loss) attributable to shareholders of Cellectis	(18,729)	(60,121)	(78,849)	(23,156)	(43,553)	(66,709)
Depreciation and amortization	(1,233)	(5,642)	(6,875)	(1,869)	(7,950)	(9,819)
Additions to tangible and intangible assets	2,998	14,668	17,666	1,786	48,813	50,599

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Fourth Quarter
(unaudited)
($ in thousands, except per share data)

	For the three-month periods ended December 31,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(37,210)	(40,607)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	6,190	3,141
Adjusted net income (loss) attributable to shareholders of Cellectis	(31,020)	(37,466)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.73)	(0.88)

Weighted average number of outstanding shares, basic (units) (1)	42,452,336	42,589,496

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.73)	(0.88)

Weighted average number of outstanding shares, diluted (units) (1)	42,466,423	42,849,877

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Full Year
($ in thousands, except per share data)

	For the year ended December 31,
	2019	2020

Net income (loss) attributable to shareholders of Cellectis	(102,091)	(81,074)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	23,242	14,365
Adjusted net income (loss) attributable to shareholders of Cellectis	(78,849)	(66,709)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.86)	(1.57)

Weighted average number of outstanding shares, basic (units) (1)	42,442,136	42,503,447

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(1.86)	(1.57)

Weighted average number of outstanding shares, diluted (units) (1)	42,460,501	42,590,407

(1)   When we have adjusted net loss, in accordance with IFRS, we use the Weighted average number of outstanding shares, basic to compute the Diluted adjusted net income (loss) attributable to share holders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the Weighted average number of outstanding shares, diluted to compute the Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.
Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.
TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Margaret Gandolfo, Communications Manager, 646-628-0300, Margaret.gandolfo@cellectis.com

Conor McGoldrick, Zeno Group, 914-355-0927, Conor.Mcgoldrick@zenogroup.com

IR contact:
Simon Harnest, Chief Investment Officer, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data, the adequacy of our supply of clinical vials, the timing of completion of construction of our Raleigh, North Carolina manufacturing facility, and operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2020 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

1 Cash position includes cash, cash equivalent, current financial assets and restricted cash

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